Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Highlights Platform Upgrades Driving Recent 145% BJJLink Revenue Growth

Highlights

●	Q1 upgrades driving revenue growth and customer retention
●	New “Custom Pages” feature enables direct lead capture and conversion
●	Enhanced reporting and payments improve cash flow visibility
●	Platform upgrades increase customer lifetime value and deepen ecosystem engagement

New York, NY – MARCH 24, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today highlighted a series of product and technology enhancements delivered across its BJJLink platform during the first quarter of 2026, reinforcing its role as a central operating system for combat sports academies globally.

The updates were designed to increase operator productivity, improve revenue visibility and drive higher customer lifetime value, while further embedding BJJLink into the daily operations of academies.

A key release during the quarter was “Academy Custom Pages”, a feature enabling academies to build and deploy integrated, public-facing pages for memberships, class bookings and schedules with embedded analytics and conversion tracking. This allows operators to capture and convert leads directly within the platform, improving acquisition efficiency and reducing reliance on third-party tools.

MMA.INC also introduced significant enhancements to financial reporting and payments infrastructure. Expanded income reporting provides multi-month visibility and product-level revenue insights, while improved transaction workflows and saved payment functionality reduce friction at the point of sale, boosting revenue and supporting more efficient cash collection.

Additional upgrades across scheduling, billing controls, notifications, Kiosk functionality and member management further streamline operations and increase platform utility in day-to-day academy activity.

The Company also advanced its international and franchise readiness through multilingual support, curriculum expansion aligned with major global martial arts affiliations and ongoing collaboration with UFC GYM, supporting applicability across larger-scale gym networks.

Collectively, these enhancements increase platform stickiness, raise switching costs and strengthen BJJLink’s position as a high-utility infrastructure layer within the global combat sports sector.

The Company expects continued product innovation to further increase engagement, expand transaction volume, unlock additional monetization pathways and drive revenue growth across its platform.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 16 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: With over 800 verified gyms, 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which are transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc